Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT OF 2007 INTERIM RESULTS (UNAUDITED)

FINANCIAL AND BUSINESS SUMMARY

	First half of 2007	% change over First half of 2006

Total net production of oil and gas	471,611 BOE per day	4.5%
Consolidated revenue	RMB 42.22 billion	-12.7%
Consolidated net profit	RMB 14.55 billion	-10.6%
Basic earnings per share	RMB 0.34	-12.8%
Diluted earnings per share	RMB 0.34	-12.8%
Interim dividend	HK$0.13 per share	8.3%

Chairman’s Statement

Dear Shareholders,

In the first half of 2007, all of the Company's business segments continued to maintain a steady growth trend. The outlook for production and operations is positive.

During this period, the Company’s crude oil and natural gas production continued to grow steadily, exceeding the Company’s expectations. The exploration front was also positive, with a total of seven commercial discoveries made. The Company controlled its costs effectively and maintained its low cost advantage. The Company’s health, safety and environmental protection benchmarks also continued to improve.

Production exceeding expectations

In the first half of the year, the Company’s production activities progressed smoothly with a steady increase in production volume.

In the first half of 2007, the Company’s crude oil and natural gas production reached 68.1 million barrels and 99.7 billion cubic feet, respectively. Total net oil and gas production reached 85.4 million barrels-of-oil-equivalent (BOE), representing an increase of 4.5% over the same period last year. Net oil and gas production from offshore China reached 74.6 million BOE, representing a slight increase of 0.3% over the same period last year.

The Company’s production performance exceeding expectations was attributable to the following factors. The Company continued to improve its management, which resulted in relatively high efficiency for all oil and natural gas fields and the rescheduling of the examination and maintenance of some oil fields for the first half of the year to second half of the year. In addition, newly commenced oilfields have higher production capacities than expectations, while old oilfields achieved higher initial production capacities through production enhancement activities. Furthermore, there was no occurrence of typhoons affecting production. Finally, overseas net entitlement production increased due to lower oil prices as compared with the same period last year.

It is worth special mentioning that the Company may still face great challenges ahead in accomplishing its production volume target in the second half of the year as a result of the following factors. Some oilfields are about to suspend production for examination and maintenance. In addition, old oilfields which implemented measures for increasing production in the first half of the year will see a sharp decline in their production capacities. Also, the supply of resources for operations will become tighter in the second half of the year, meaning that some measures for increasing production cannot be implemented. As always, the impact of typhoons is unpredictable. Finally, if international oil prices remain high, overseas net entitlement production may drop.

Remarkable exploration results

With the Company’s in-depth exploration research and improvement of management in exploration operations, the huge potential for exploration in offshore China continues to be further demonstrated.

In the first half of 2007, the Company made significant progress in exploration. It was encouraging that a total of seven new discoveries were made.

In Bohai Bay, the Company successfully found Bozhong 28-2 East, Bozhong 26-3, Jinzhou 25-1 and Kenli 20-1. In Western South China Sea, the Company successfully discovered Weizhou 11-7, Weizhou 11-8 and Weizhou 6-1 South.

Other than Kenli 20-1, all of these discoveries are independent discoveries. In particular, we are pleased that the Jinzhou 25-1 discovery contains abundant reserves with high crude quality, and is expected to be developed into a large field.

We believe that these new discoveries will contribute to the reserve growth of the Company in the near future.

In addition, we also successfully appraised eight oil and gas structures, namely Bozhong 28-2 East, Bozhong 26-3, Jinxian 1-1, Jinzhou 25-1 and Kenli 20-1 in Bohai Bay, and Weizhou 11-7, Weizhou 11-8 and Weizhou 6-8 in Western South China Sea, laying a solid foundation for further development.

Liuhua 11-1 successfully resumed production

During the first half of 2007, the Company was extremely proud to have successfully resumed production at the Liuhua 11-1 oilfield.

In May 2006, the Liuhua 11-1 oilfield was hit by a typhoon and forced to suspend production due to the damage of part of its production facilities. In order to resume production as soon as possible, the Company actively managed the resumption of production at the Liuhua 11-1 oilfield, despite the challenge that the relevant equipment and spare parts might not be available before 2008.

With the support of related service providers, the Company thought out of the box of traditional offshore facilities maintenance, developed and adopted innovative solutions, and took only one year to resume production at the Liuhua 11-1 oilfield.

The Liuhua 11-1 oilfield successfully resumed production on 27 June 2007. The oilfield’s current daily production is almost equal to that before the suspension.

The rapid and successful resumption of production at the Liuhua 11-1 oilfield will help the Company achieve its production target for 2007.

The resumption of production at Liuhua 11-1 oilfield again demonstrates that the Company is able to tackle and respond to challenges brought about by external factors. We believe that, with the experience gained from the resumption of production at the Liuhua 11-1 oilfield, the Company will further improve its capability in responding to unforeseen natural challenges as well as challenges from complex projects.

Stable financial results

Affected by a decline in worldwide oil prices since the second half of last year, our realized oil price was lower year on year. For the first half of the year, our average realized oil price was US$58.80 per barrel, representing a decrease of 5.8% over the same period last year. Our realized gas price was US$3.21 per thousand cubic feet, representing a slight increase of 1.3% over the same period last year.

However, the steady growth in the Company’s production has partially offset the impact of the decline in oil prices. For the first half of the year, the Company recorded sales revenue from oil and gas of RMB33.22 billion, representing a decrease of 6.4% over the same period last year. Despite pressure from increases in service and commodity prices and the imposition of the special oil gain levy, the Company maintained sound cost control. Our profit before tax was RMB20.01 billion and our net profit was RMB14.55 billion, representing decreases of 16.1% and 10.6% over the same period last year, respectively.

For the first half of the year, our earnings per share was RMB0.34. In order to share the successful operating results of the Company with shareholders, the Board of Directors has approved the payment of an interim dividend of HK$0.13 per share for 2007.

Outlook

Looking ahead to the second half of the year, the Company will uphold its goal of creating value for shareholders and aim to capitalise on the favorable market conditions, bearing in mind that safe production is fundamental, strive to improve performance in exploration, development, production and engineering construction simultaneously, thereby delivering satisfactory results to shareholders.

I would like to take this opportunity to express my heartfelt thanks to all shareholders for your consistent support, and on behalf of the Board of Directors, express my sincere gratitude to the management and all staff for their hard work.

Fu Chengyu Chairman & Chief Executive Officer

Hong Kong, 29 August 2007

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2007 as follows:

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
 For the six months ended 30 June 2007
 (All amounts expressed in thousands of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2007	2006
		(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	2	33,221,692	35,474,835
Marketing revenue	2	8,931,857	12,821,824
Other income		65,209	41,324
		42,218,758	48,337,983
EXPENSES
Operating expenses		(3,583,171)	(3,212,987)
Production tax		(1,579,743)	(1,710,621)
Exploration expenses		(1,221,500)	(708,604)
Depreciation, depletion and amortisation		(3,535,960)	(3,366,327)
Dismantlement		(158,211)	(139,285)
Special oil gain levy		(2,255,043)	(1,988,459)
Crude oil and product purchases	2	(8,802,570)	(12,578,730)
Selling and administrative expenses		(706,310)	(661,903)
Others		(95,896)	(161,250)
		(21,938,404)	(24,528,166)
PROFIT FROM OPERATING ACTIVITIES		20,280,354	23,809,817
Interest income		246,934	372,836
Finance costs	3	(1,777,515)	(1,097,182)
Exchange gains, net		725,972	305,009
Investment income		231,934	302,344
Share of profits of associates		307,227	164,495
Non-operating (expense) /income, net		(1,828)	1,236
PROFIT BEFORE TAX		20,013,078	23,858,555
Tax	4	(5,461,684)	(7,580,823)
PROFIT		14,551,394	16,277,732
EARNINGS PER SHARE
Basic	5	RMB0.34	RMB0.39
Diluted	5	RMB0.34	RMB0.39
DIVIDEND
Interim dividend declared	7	5,453,084	5,334,091

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
30 June 2007
(All amounts expressed in thousands of Renminbi)

		30 June 2007	31 December 2006
	Notes	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment, net		111,510,193	103,406,376
Intangible assets		1,338,761	1,409,053
Investments in associates		1,664,187	1,543,515
Available-for-sale financial assets		1,818,732	1,017,000

Total non-current assets		116,331,873	107,375,944
CURRENT ASSETS
Accounts receivable, net		6,305,211	5,437,873
Inventories and supplies		2,158,281	1,691,479
Due from related companies		3,076,132	2,340,447
Other current assets		1,973,603	2,435,363
Available-for-sale financial assets		9,493,958	12,390,058
Time deposits with maturity over three months		14,641,575	9,232,797
Cash and cash equivalents		12,274,736	14,364,055

Total current assets		49,923,496	47,892,072
CURRENT LIABILITIES
Accounts payable		4,551,175	4,145,977
Other payables and accrued liabilities		7,594,470	5,481,499
Current portion of long term bank loans		8,391	17,816
Due to related companies		1,397,417	1,175,271
Due to the parent company		38,287	456,961
Tax payable		3,836,367	3,203,856

Total current liabilities		17,426,107	14,481,380
NET CURRENT ASSETS		32,497,389	33,410,692
TOTAL ASSETS LESS CURRENT LIABILITIES		148,829,262	140,786,636
NON-CURRENT LIABILITIES
Long term bank loans		2,902,935	2,438,172
Long term guaranteed notes		19,196,098	17,885,841
Provision for dismantlement		5,168,730	5,412,581
Deferred tax liabilities		6,644,193	7,236,169

Total non-current liabilities		33,911,956	32,972,763
NET ASSETS		114,917,306	107,813,873
EQUITY
Equity attributable to shareholders of the Company
Issued capital	6	923,706	923,653
Reserves		113,951,655	106,848,275
		114,875,361	107,771,928
Minority interest		41,945	41,945

TOTAL EQUITY		114,917,306	107,813,873

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2007
(All amounts expressed in thousands of Renminbi)

	Issued share capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non-distributive reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity

(Unaudited)
Balances at 1 January 2006	876,635	20,766,048	(512,943)	11,681,974	208,336	40,583,047	73,603,097	-	73,603,097
Changes in fair value of available-for-sale financial assets	-	-	-	-	(47,603)	-	(47,603)	-	(47,603)
Exchange realignment	-	-	(358,857)	-	-	-	(358,857)	-	(358,857)

Total income and expenses for the period recognised directly in equity	-	-	(358,857)	-	(47,603)	-	(406,460)	-	(406,460)
Profit for the period	-	-	-	-	-	16,277,732	16,277,732	-	16,277,732

Total income and expenses for the period	-	-	(358,857)	-	(47,603)	16,277,732	15,871,272	-	15,871,272
2005 final dividends	-	-	-	-	-	(4,478,495)	(4,478,495)	-	(4,478,495)
Equity-settled share option expenses	-	-	-	-	36,285	-	36,285	-	36,285
Issue of shares	46,994	14,195,775	-	-	-	-	14,242,769	-	14,242,769

Balances at 30 June 2006*	923,629	34,961,823	(871,800)	11,681,974	197,018	52,382,284	99,274,928	-	99,274,928

(Unaudited)
Balances at 1 January 2007	923,653	34,965,514	(1,770,537)	19,460,631	275,045	53,917,622	107,771,928	41,945	107,813,873
Changes in fair value of available-for-sale financial assets	-	-	-	-	(33,576)	-	(33,576)	-	(33,576)
Exchange realignment	-	-	(1,503,553)	-	-	-	(1,503,553)	-	(1,503,553)

Total income and expenses for the period recognised directly in equity	-	-	(1,503,553)	-	(33,576)	-	(1,537,129)	-	(1,537,129)
Profit for the period	-	-	-	-	-	14,551,394	14,551,394	-	14,551,394

Total income and expenses for the period	-	-	(1,503,553)	-	(33,576)	14,551,394	13,014,265	-	13,014,265
2006 final dividends	-	-	-	-	-	(5,976,221)	(5,976,221)	-	(5,976,221)
Equity-settled share option expenses	-	-	-	-	39,649	-	39,649	-	39,649
Conversion from bonds	53	25,687	-	-	-	-	25,740	-	25,740

Balances at 30 June 2007*	923,706	34,991,201	(3,274,090)	19,460,631	281,118	62,492,795	114,875,361	41,945	114,917,306

*	These reserve accounts comprise the consolidated reserves of RMB113,951,655 (2006: RMB98,351,299) in the interim condensed consolidated balance sheet.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2007
(All amounts expressed in Renminbi unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2007 have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2006.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2006, except for the adoption of new and amended Standards and Interpretations mandatory for annual periods beginning on or after 1 January 2007, as follows:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The HKAS 1 Amendment affects the disclosures about qualitative information about the Group’s objectives, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32.

HK(IFRIC)-Int 8 states that HKFRS 2 applies to particular transactions in which goods or services are received and requires that an entity shall measure the unidentifiable goods or services received as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received) at the grant date.

HK(IFRIC)-Int 9 states that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

HK(IFRIC)-Int 10 requires that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The adoption of these new changes and amendments did not have a material impact on the Group’s results of operations or financial position.

2.	OIL AND GAS SALES AND MARKETING REVENUE

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share of allocable oil that is lifted and sold on behalf of the government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Marketing revenue represents the sales of oil purchased from foreign partners under production sharing contracts and the revenues from the trading of oil through the Company’s subsidiary in Singapore. The costs of the oil sold are included in “Crude oil and product purchases” in the interim condensed consolidated income statement.

3.	FINANCE COSTS

An amount of approximately RMB139,745,000 (2006: approximately RMB102,043,000) of accretion expense for provision for dismantlement and an amount of approximately RMB1,602,568,000 (2006: approximately RMB980,729,000) for the fair value losses on embedded derivative component in the convertible bonds have been recognised in the interim condensed consolidated income statement during the period.

4.	TAX

(i)	Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The company is subject to profits tax at a rate of 17.5% on profits arising in or derived from Hong Kong.

The Company’s subsidiary in the mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is exempted from the 3% local surcharge and is subject to an enterprise income tax rate of 30% under the prevailing tax rules and regulations.

During the 5th Session of the 10th National People’s Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the “New CIT Law”) was approved and will become effective on 1 January 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

As a result of the tax rate change, the Group estimates that the change in the corporate income tax rates has had the following impact on the results and financial position of the Group for the six months ended 30 June 2007:

RMB’000

Decrease in income tax expenses	1,006,740
Decrease in deferred tax liability	1,006,740

At the date of approval of interim condensed consolidated financial statements, detailed implementation and administrative requirements relating to the New CIT Law have yet to be announced. These detailed requirements include regulations concerning the computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions. The Group will further evaluate the impact on its operating results and financial positions of future periods as more detailed requirements are issued.

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte., Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. According to the current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in the North West Shelf Project in Australia is subject to income tax at the rate of 30%. All of the Company’s other subsidiaries are not subject to any income taxes in their respective jurisdictions for the periods presented.

Certain of the Group’s oil and gas interests in Indonesia are held through companies incorporated in Labuan. Companies incorporated in Labuan enjoy certain reduced tax rates provided by the tax treaty between Indonesia and Malaysia. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from 43.125% to 48% and from 51.875% to 56% respectively. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is still uncertain when the ratification will be completed by the two countries as at 30 June 2007.

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

-	Production tax equal to 5% of independent production and production under production sharing contracts;

-	Export tariff on petroleum oils at a rate of 5% levied beginning 1 November 2006; and

-	Business tax at rates of 3% to 5% on other income.

5.	EARNINGS PER SHARE

	Six months ended 30 June
	2007		2006
	(Unaudited)		(Unaudited)

Earnings:
Profit from ordinary activities attributable to shareholders for the period for the purpose of basic earnings per share	RMB14,551,394,000		RMB16,277,732,000
Interest expenses and fair value losses recognised on the embedded derivative components of convertible bonds	RMB1,602,568,000 *		RMB1,131,648,000 *

Profit from ordinary activities attributable to shareholders for the period for the purpose of diluted earnings per share	RMB16,153,962,000 *		RMB17,409,380,000 *
Number of shares:
Weighted average number of ordinary shares for the purpose of basic earnings per share before effects of new shares issued	43,328,552,648		41,054,675,375

Weighted average effect of new shares issued during the period	59,314		627,825,214
Weighted average number of ordinary shares for the purpose of basic earnings per share	43,328,611,962		41,682,500,589
Effect of dilutive potential ordinary shares under the share option schemes	79,499,953		58,746,128
Effect of dilutive potential ordinary shares for convertible bonds based on the “if converted method”	1,319,787,406	*	1,303,469,732	*
Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,727,899,321	*	43,044,716,449	*

Earnings per share - Basic	RMB0.34		RMB0.39

- Diluted	RMB0.34 *		RMB0.39 *

*
Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the periods and were ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amount is based on the profit for the period of approximately RMB14,551,394,000 (2006: approximately RMB16,277,732,000) and the weighted average of 43,408,111,915 (2006: 41,741,246,717) ordinary shares.

6.	SHARE CAPITAL

	Number of shares	Share capital	Issued share capital
		HK$’000	Equivalent of RMB’000

Shares
Authorised:
Ordinary shares of HK$0.02 each as at 30 June 2007 and 31 December 2006	75,000,000,000	1,500,000
Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2006	41,054,675,375	821,094	876,635
Issue of shares	2,272,727,273	45,454	46,994
Exercise of share options	1,150,000	23	24

As at 31 December 2006 (audited)	43,328,552,648	866,571	923,653
Conversion from bonds	2,683,937	54	53

As at 30 June 2007 (unaudited)	43,331,236,585	866,625	923,706

7.	DIVIDEND

On 29 August 2007, the Board declared an interim dividend of HK$0.13 per share (six months ended 30 June 2006: HK$0.12 per share), totalling approximately HK$5,633,061,000 (equivalent to approximately RMB5,453,084,000), estimated based on the number of issued shares as at 30 June 2007 (six months ended 30 June 2006: approximately RMB5,334,091,000).

8.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engaged in the exploration, development and production of crude oil and natural gas offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada, Singapore, Myanmar and Nigeria.

The following table presents revenue and profit information for the Group’s business segments.

	Independent operations Six months ended 30 June		Production sharing contracts Six months ended 30 June		Trading business Six months ended 30 June		Unallocated Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	(Unaudited)RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000	(Unaudited) RMB’000

Segment revenue
Sales to external customers:
Oil and gas sales	14,261,842	17,170,172	18,959,850	18,304,663	-	-	-	-	-	-	33,221,692	35,474,835
Marketing revenue	-	-	-	-	8,931,857	12,821,824	-	-	-	-	8,931,857	12,821,824
Intersegment revenue	-	592,836	3,036,117	5,546,065	-	-	-	-	(3,036,117)	(6,138,901)	-	-
Other income	3,371	5,108	55,950	34,449	-	-	5,888	1,767	-	-	65,209	41,324
Total	14,265,213	17,768,116	22,051,917	23,885,177	8,931,857	12,821,824	5,888	1,767	(3,036,117)	(6,138,901)	42,218,758	48,337,983
Segment results net profit	9,102,656	11,127,781	11,412,513	12,958,826	132,602	240,218	(6,096,377)	(8,049,093)	-	-	14,551,394	16,277,732

AUDIT COMMITTEE

The audit committee of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2007 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Infomation Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim results announcement has been reviewed by the audit committee of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

There has been no purchase, sale or redemption of the Company’s listed securities by the Company or its subsidiaries during the six months ended 30 June 2007.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the six months ended 30 June 2007, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s nomination committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the directors of the Company are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and the incumbent independent non-executive directors of the Company, except Dr. Edgar W. K. Cheng who was elected as an independent non-executive director of the Company for the first time by the shareholders at the annual general meeting of the Company in May 2006, have all retired and stood for re-election in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed that they complied, during the six months ended 30 June 2007, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 14 September 2007 to 21 September 2007 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 13 September 2007. The interim dividend will be paid on or around 28 September 2007.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company's website ( http://www.cnoocltd.com). The interim report will be despatched to the shareholders of the Company and will be available at the website of The Stock Exchange of Hong Kong Limited and the website of the Company.

As at the date of this announcement, the Board comprises of:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 29 August 2007

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on 29 June 2007. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.